Filed by OppFi Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: BNCCORP, Inc.

Filer’s Commission File No.: 001-39550

Date: May 7, 2026

The following communication was made by OppFi Inc. (“OppFi” or the “Company”) in connection with the proposed acquisition of BNCCORP, Inc. (“BNCC”) by OppFi.

Transcript of Investor Call

The following includes excerpts from the transcript of OppFi’s Q1 2026 earnings call held on May 7, 2026.

Q1 2026 Earnings Call

Company Participants:

Todd G. Schwartz, OppFi Inc. - Executive Chairman of the Board, Chief Executive Officer

Pamela D. Johnson, OppFi Inc. - Chief Financial Officer

Mike Gallentine, OppFi Inc. - Head of Investor Relations

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Mike Gallentine:

Thank you, operator. Good morning and welcome to OppFi’s first quarter 2026 earnings call.

Today, our Executive Chairman and CEO, Todd Schwartz, and CFO, Pam Johnson, will present our financial results, followed by a question-and-answer session.

You can access the earnings presentation on our website at investors.oppfi.com. During this call, OppFi may discuss certain forward-looking information. The Company’s filings with the SEC describe essential factors that could cause actual results, developments, and business decisions to differ materially from forward-looking statements.

Please refer to Slide 2 of the earnings presentation and press release for our disclaimer statements covering forward-looking statements and references to information about non-GAAP financial measures, which will be discussed throughout today’s call. Reconciliations of those measures to GAAP measures can be found in the appendix to our earnings presentation and press release.

In addition, certain important information related to the BNCC transaction will be included in the registration statement on Form S-4 that will be filed by OppFi in conjunction with the transaction. Investors are encouraged to read the Form S-4 and other documents filed with the SEC in conjunction with the transaction.

Additionally, OppFi and BNCC and their directors and officers may be deemed to be participating in a solicitation of proxies in favor of the proposed merger. Please refer to the disclaimer information included in our earnings release.

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Todd Schwartz:

Thanks, Mike, and good morning, everyone.

Thank you for joining us today. Pam will review our strategic investments and our Q1 financial performance and metrics. But first, I’d like to share a little bit more about OppFi’s recently announced plans to acquire BNCC and BNC National Bank (“BNC”) in a cash and stock transaction valued at approximately $130 million.

OppFi’s goal has always been to be the leading digital finance platform, offering essential financial products and services to everyday Americans. This acquisition, in addition to our previous investment in Bitty, our LOLA lending system, and our new line of credit product, is a pivotal step toward fulfilling that promise.

BNC National Bank is a community-focused institution with over $1 billion in total assets and a veteran management team with decades of banking experience. They serve individuals and small to medium businesses through a diversified set of financial products, including personal and commercial loans, SBA loans, and wealth management. We believe the BNC transaction will not only provide OppFi with a larger geographic footprint to expand credit access, but will also unlock significant synergies in operating efficiencies and capital. By uniting OppFi’s technology with BNC’s national charter and established deposit base, which totaled approximately $1 billion at the end of ‘25, we will be positioned to provide broader access to financial products for underserved populations. Financially, this acquisition is expected to be transformative. BNC brings a stable, low-cost funding profile with over 80% of BNC’s deposits carrying a cost of less than 2%. We expect this to significantly enhance our balance sheet flexibility and lower our overall funding costs. We expect this combination to be at least 25% accreted to adjusted EPS in the first year post-closing, 40% accretive in the second year, and 50% accretive in the third year.

We are very excited to work alongside the BNC team to expand and digitize their core business. We believe that vertically integrating with BNC will provide our platform with the strongest possible strategic footprint, allowing us to expand our products and consumer choices and credit access while reducing costs for our customers.

We believe this will also benefit our investment in Bitty by enabling us to further expand our small business platform, offering multiple products and serving additional customer segments. We expect to close in the fourth quarter of 2026, subject to regulatory approval and other closing conditions, and look forward to providing further updates throughout the year.

In addition to the acquisition of BNC. We have simplified our corporate structure by transitioning from an Up-C structure to a traditional C-Corp legal structure. This change is intended to provide tax optimization and remove operational complexity of the Up-C structure. As a result of this simplification, all OppFi stockholders now hold Class A common stock with identical economic and voting interests. We believe this enhances our acquisition currency. As our stock is more straightforward and attractive vehicle for future growth and M&A activity, ensuring our capital structure is as agile as our technology platform.

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Our recent announcement to acquire BNC marks another major milestone in the evolution of OppFi. OppFi is strategically retooling and investing more than $150 million in 2026 to prepare our business for sustainable long-term growth. We are excited to get to work with the BNC team and execute on our shared vision of being the leading technology-enabled bank platform that offers essential credit access and community banking services to everyday Americans and businesses. With that. I’ll turn the call over to Pam.

Pamela Johnson:

Thanks, Todd, and good morning, everyone.

I want to reiterate Todd’s remarks. 2026 is a strategic and transformational year for OppFi as we direct our focus toward investing for the long-term.

While we remain confident in our ability to navigate the normal cycles of our business, we are not managing the company solely maximizing returns for the next quarter. Instead, we are executing against a clear long-term strategy. Investing in our platform, capabilities, and customer experience with the goal of driving sustainable returns in the future.

This commitment to future growth is reflected in our investment of more than $150 million this year. This includes LOLA, the acquisition of BNC and its planned integration with OppFi, and the strategic dissolution of our Up-C structure. Even as management navigates a challenging current environment, characterized by historically low consumer sentiment, inflationary pressures, and higher average tax refunds that have temporary limited loan demand, these investments are designed to ensure we are building a superior technology-enabled banking organization, ready to lead the digital finance platform space for years to come.

The announced acquisition of BNC is expected to be financially transformative. We expect significant revenue synergies in 2027 and beyond by expanding our ability to deliver a comprehensive suite of financial products in more states. OppFi expects to generate adjusted EPS accretion from synergies of at least $60 million in the first year post-closing, $90 million in the second year post-closing, and over $115 million in the third year post-closing. Synergies are based on our views of achievable geographic expansion, marketing opportunities, and funding optimization. The combination of OppFi and BNC will create a banking organization that will be well capitalized with significant liquidity and is expected to generate returns on assets on an equity of plus 10% and plus 35%, respectively, by 2028. We expect to maintain capital ratios well in excess of market standards.

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QUESTIONS AND ANSWERS

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Question – David Scharf - Citizens JMP Securities LLC - Equity Analyst:

Hey, good morning. This is Zach. I’m for David. Thanks for taking our question. I wanted to dig in a little bit on the SMB side, especially with the acquisition of BNC and kind of see if we can get some more details on how the average Bitty customer compares to the average SBA customer in the legacy BNC business and yeah, what kind of any more details on what that combined SMB customer base might look like?

Answer – Todd Schwartz:

Yeah, hey, thanks. Good morning. Thanks for the question. So BNCC has a well-established SBA and commercial lending program, and that will continue through their community bank. The area that OppFi is specifically focused on is working capital SMB originations in the neighborhood of below $150,000. We think there’s a real supply-demand imbalance, and that’s something through different products like revenue-based finance, installment, line of credit, we plan to have a full suite of products across the risk segments. And that’s something that we’ve been working with Bitty on to develop and are excited about the potential one, especially becoming a bank.

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Question – Dave Storms - Stonegate Capital Markets Inc – Analyst:

Hey, good morning. This is Maximus. I’ll be asking questions for Dave today. I just wanted to start off with the recent acquisition, opening up the opportunity for new states. We were just curious about if you guys can just apply the current playbook that you guys have prior to the acquisition, if it’s like copy and paste, specifically like any changes to your risk-based pricing model or customer acquisition strategy? Thank you.

Answer – Todd Schwartz:

Yeah, thanks for the question. We think that there’s a geographical expansion. That will happen to allow us to operate in more states. We will continue to offer our core product, which is our installment product and we already are risk-based pricing. We’ve introduced lower prices, higher prices across the risk spectrum and seen a lot of success there. So that will continue. But we think that there’s a lot more geographical expansion and it’s also potential to even further lower prices for consumers and our commitment to credit access with the operational and revenue synergies that we’re going to receive from becoming a bank.

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Question – Michael Grondahl - Northland Securities Inc - Equity Analyst:

Hey guys, thank you. A couple of questions here, but first. Are you guys able to drill down a little bit into those revenue synergies? $60 million is a lot, and I know the three I think I wrote down was one, more states, two, some marketing benefits, and three, some funding efficiency. Could you kind of just go through each one and talk through those like more states? Is that a couple states? What kind of list do you expect to get there? I don’t know if you could just help on those three revenue synergies, that would be great.

Answer – Todd Schwartz:

Yeah, good question. So we believe that with the national banking platform, we’re currently in 40 states, it opens up the full 50. Obviously, we have to, we’re going to work with our regulatory counsel to make sure that we’re doing everything federally and state applicable laws. But we do think there’s definitely more than, I think you said two states, we think there’s more expansion. We also have the line of credit product, which we’ll be expanding as well through that national bank charter, which we’re excited about. When it comes to some of the revenue synergies, it’s the structure of the bank partnership program [and] doing it directly yields a lot of synergies that accrue to us and is favorable in the funding structure. And we’re doing a lot of volumes, so if you look at it over a year, it’s pretty significant.

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Important Additional Information will be Filed with the SEC

In connection with the proposed transaction between OppFi and BNCC, OppFi will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “registration statement”), which will contain a proxy statement of BNCC and a prospectus of OppFi (the “proxy statement/prospectus”), and OppFi may file with the SEC other relevant documents regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN THEIR ENTIRETY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY OPPFI, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OPPFI, BNCC AND THE PROPOSED TRANSACTION. A definitive copy of the proxy statement/prospectus will be mailed to stockholders of BNCC when that document is final. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus, as well as other filings containing information about OppFi, free of charge from OppFi or from the SEC’s website when they are filed by OppFi. The documents filed by OppFi with the SEC may be obtained free of charge at OppFi’s website, at https://investors.oppfi.com/financials/sec-filings/default.aspx, or by requesting them by mail at 130 E. Randolph Street, Suite 3400, Chicago, IL 60601 or by email at corporate.secretary@oppfi.com.

Participants in a Solicitation

This communication is not a solicitation of a proxy from any security holder of BNCC or OppFi. However, OppFi, BNCC and certain of their respective directors and executive officers may be deemed to be participants in a solicitation of proxies from the stockholders of BNCC in respect of the proposed transaction. Information about OppFi’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2025 and other documents filed by OppFi with the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of this document may be obtained as described in the preceding paragraph.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities of OppFi or a solicitation of any vote or approval with respect to the proposed transaction by OppFi or BNCC, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. OppFi’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “opportunity,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “possible,” “continue,” “positions,” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, without limitation, OppFi’s expectations with respect to its full year 2026 guidance, the future performance of OppFi’s platform and underwriting models, statements regarding OppFi’s proposed acquisition of BNCC, including the anticipated timing, structure, benefits and strategic rationale of such transactions, OppFi’s expectations with respect to the geographic expansion and product diversification that may come from the acquisition, and expectations for OppFi’s growth and future financial performance. These forward-looking statements are based on OppFi’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside OppFi’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to, the impact of general economic conditions, including economic slowdowns, inflation, interest rate changes, recessions, the impact of tariffs, and tightening of credit markets on OppFi’s business; the impact of challenging macroeconomic and marketplace conditions; the impact of stimulus or other government programs; risks related to the proposed acquisition of BNCC including the risk that the transactions may not be completed in a timely manner or at all and the risk of integration or execution challenges; whether OppFi will be successful in obtaining declaratory relief against the Commissioner of the Department of Financial Protection and Innovation for the State of California; whether OppFi will be subject to AB 539; whether OppFi’s bank partners will continue to lend in California and whether OppFi’s financing sources will continue to finance the purchase of participation rights in loans originated by OppFi’s bank partners in California; OppFi’s ability to scale and grow the Bitty business; the impact that events involving financial institutions or the financial services industry generally, such as actual concerns or events involving liquidity, defaults, or non-performance, may have on OppFi’s business; risks related to any material weakness in OppFi’s internal controls over financial reporting; the ability of OppFi to grow and manage growth profitably and retain its key employees; risks related to new products; risks related to evaluating and potentially consummating acquisitions; concentration risk; risks related to OppFi’s ability to comply with various covenants in its corporate and warehouse credit facilities; risks related to potential litigation; changes in applicable laws or regulations, including, but not limited to, impacts from the One Big Beautiful Bill Act; the possibility that OppFi may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties indicated from time to time in OppFi’s filings with the United States Securities and Exchange Commission, in particular, contained in the section captioned “Risk Factors.” OppFi cautions that the foregoing list of factors is not exclusive, and readers should not place undue reliance upon any forward-looking statements, which speak only as of the date made. OppFi does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.